FORM 5

Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person Altman, Jr. Willard H. (Last) (First) (Middle) 11400 W. Olympic Blvd., Ste. 1200 (Street) Los Angeles, CA 90064 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Source Capital, Inc. (SOR) (SOR+) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year December 31, 2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
			X Director Officer (give title below)	10% Owner Other (specify below)

7. Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock	3/15/02		J(1)	8.22	A	$65.25		D
Common Stock	6/15/02		J(1)	8.75	A	$62.50		D
Common Stock	9/15/02		J(1)	9.78	A	$56.80		D
Common Stock	12/15/02		J(1)	9.96	A	$56.75	503.216	D
Preferred Stock	10/18/02		L	100.00	A	$30.70	1,300.00	D

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver sion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Shares acquired through the Company's dividend reinvestment plan.

(2) This form is signed by the reporting person's attorney-in-fact pursuant to the attached confirming statement.

/s/ Sherry Sasaki ** Signature of Reporting Person Sherry Sasaki, Attorney-in-fact(2)	02/10/03 Date

**         Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
             See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one of which must be manually signed.
             If space provided is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form5.htm

Last update: 09/03/2002

CONFIRMING STATEMENT

This Statement confirms that the undersigned, Willard H. Altman, Jr., has authorized and designated each of J. Richard Atwood, Sherry Sasaki and Christopher H. Thomas, signing singly as attorney-in-fact to execute and file on the undersigned’s behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the United States Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Source Capital, Inc.  The authority of each attorney-in-fact under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to ownership of or transactions in securities of Source Capital, Inc., unless earlier revoked in writing.  The undersigned acknowledges that each attorney-in-fact is not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934 and Section 30(f) of the Investment Company Act of 1940.

Dated: August 29, 2002	/s/ Willard H. Altman, Jr.
Willard H. Altman